06003888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING 1/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P. A.
(Name – *if individual, state last, first, middle name*)

2878 Mahan Drive (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
MY COMMISSION EXPIRES March 24, 2008
#DD303348
Bonded Thru Troy Fain Insurance 800-385-7019
NOTARY PUBLIC STATE OF FLORIDA

Caroline Menuet Scott
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.- not applicable: there are none
- ☒ (g) Computation of Net Capital.
- 1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- 1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- 1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1) Not applicable: exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
JOAN S. MCINTYRE, C.P.A.
DONNA S. BERGERON, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2878 MAHAN DRIVE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co., P.A.

February 24, 2006

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 9,004
Commissions receivable	18,214
Other receivables	33,637
Investments	26,680
Cash value of life insurance	31,800
Deferred taxes	184,325
	$ 303,660

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 14,373
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	86,900
Retained earnings	202,287
	289,287
	$303,660

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2005

Income:	
Commissions and fees	$ 658,347
Interest and dividends	4,649
Gain on investments	8,640
	671,636
Expenses:	
Salaries and commissions	470,778
Payroll taxes and employee benefits	54,143
Occupancy	35,551
Office	36,524
Telephone	8,054
Professional fees	86,112
Equipment rental and maintenance	8,535
Taxes and licenses	6,796
Other expenses	4,422
	710,915
Net loss	$ (39,279)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2005

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2004	$ 100	$ 86,900	$ 241,566
Net loss			(39,279)
Balance, December 31, 2005	$ 100	$ 86,900	$ 202,287

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (39,279)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Gain on investments	(8,641)
Increase in receivables	(42,712)
Decrease in payables	(57)
Net cash used in operating activities	(90,689)
Cash flows from investing activities:	
Sale of investments	33,420
Purchase of investments	(17,178)
Investment in cash value of life policy	(2,083)
Net cash provided by investing activities	14,159
Cash flows from financing activities:	
Note payments	(13,000)
Decrease in cash and cash equivalents	(89,530)
Cash and cash equivalents at beginning of year	98,534
Cash and cash equivalents at end of year	$ 9,004

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at banks, and investments in liquid asset funds.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Office Furniture and Equipment

Office furniture and equipment originally purchased for $129,842 have been fully depreciated by the straight-line method over their estimated useful lives of 5-7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $20,479 and market value of $26,680. The net gain on investments for the year is market value gains of $5,475 and a realized gain of $3,165.

3. BENEFIT PLANS

The Company has a 401(k) plan to which employees may contribute up to 15% of their compensation.

4. COMMITMENTS

The Company has an operating lease for office equipment that expires in 2010. The future minimum rental payments are $3,516 per year for 2006 through 2009 and $1,465 for 2010. Equipment rental expense for 2005 was $7,953.

5. INCOME TAXES

No provision for income taxes has been reflected in the statement of income because the Company has net operating losses totaling approximately $566,000 from the years 2000, 2001, 2002, 2004, and 2005. These losses can be carried forward to offset future taxable income through 2025.

The deferred tax asset of $184,325 is for these net operating loss carryforwards.

6. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2005. The Company was reimbursed $138,996 for services it provided to Mowell Financial Group, N.A. during 2005. Other operating costs of each company are sustained by the business incurring the expense. At year end, $33,637 in other receivables were owed by Mowell Financial Group, N.A.

7. CONTINGENCIES

The Company periodically is subject to claims that arise in the ordinary course of business. In July of 2004, a case was filed in arbitration before the National Association of Securities Dealers by six investors claiming that the Company was responsible for losses that they incurred on the purchase of CMOs. It is the opinion of management that the lawsuit is without merit because the losses occurred after four of the investors had closed their accounts at the Company and two of the investors were never customers of the Company. A trial has been scheduled for February of 2007.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2005

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 289,287
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		289,287
Additions:		
None		
Deductions:		
Total nonallowable assets		217,962
Net capital before haircuts on securities positions		71,325
Haircuts on securities		4,002
Net capital		$ 67,323

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 67,323
Minimum net capital required	$ 958	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 62,322
Excess net capital at 1,000%		$ 65,886

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 14,373
Percent of aggregate indebtedness to net capital	21%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2005

Net capital - unaudited Form X-17A-5, Part IIA	$ 59,918
Reconciling items - year end adjustments:	
Value of investments	(2,004)
Cash value of insurance	(1,068)
Accounts payable	10,477
Net capital - audited	$ 67,323

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2005, disclosed no material inadequacies.

James D.A. Holley & Co., P.A.

February 24, 2006